UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT FILED ITS 20-F ANNUAL REPORT WITH THE SEC

SIGNATURES

Fiat filed its 20-F annual report with the SEC

On June 29, 2007, Fiat filed its annual report on Form 20-F for fiscal year 2006 with the Securities and Exchange Commission in accordance with U.S. law.

Fiat's 20-F report is available to the public at the Company’s registered office as well as on its website at www.fiatgroup.com and at Borsa Italiana S.p.A. at www.borsaitalia.it.

Requests for free hard copies may be made by calling toll-free number    800-804027 (for calls within Italy) or +39.011.0059371 (for calls from outside Italy), or by sending an e-mail to the following address: serviziotitoli@fiatgroup.com.

Holders of ADRs listed on New York Stock Exchange and representing Fiat shares should contact Deutsche Bank Trust Company Americas on (800) 749-1873 (for calls within US and Canada) or +1 (201) 680-6626 (for calls from any other country).

Turin, July 2, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 3, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney